SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                       EURO TECH HOLDINGS COMPANY LIMITED
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    G32030101
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                                 (CUSIP Number)

                              T.C. Leung, Chairman
                       Euro Tech Holdings Company Limited
                           18/F Gee Chang Hong Centre
                             65 Wong Chuk Hong Road
                                    Hong Kong
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G32030101               SCHEDULE 13D                 Page 2 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      T.C. Leung                                No Tax ID No. - Not U.S. Citizen
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
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                  7     SOLE VOTING POWER

                        1,144,440
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,144,440
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,544,440
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 80.3%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G32030101               SCHEDULE 13D                 Page 3 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pearl Venture LTD                          No Tax ID No. - Non U.S. Entity
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable - See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                  7     SOLE VOTING POWER

                        372,400
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,027,600
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               372,400
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,027,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,400,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 67.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G32030101               SCHEDULE 13D                 Page 4 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Regent Earning Ltd.                        No Tax ID No. - Non U.S. Entity
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable - See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,027,600
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,027,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,027,600
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 50%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2. Identity and Background

      This statement is being filed by a group consisting of T.C. Leung, Pearl Venture Ltd. ("Pearl") and Regent Earning Ltd. ("Regent") (the "Reporting Group"). Mr. Leung is an executive officer and director of the Issuer. Pearl is a British Virgin Islands corporation which is a trust for the benefit of Mr. Leung. Regent is a Hong Kong corporation of which Pearl is the majority shareholder.

      The respective business address of the members of the Reporting Group are as follows:

      Name                    Address
      ----                    -------

      T.C Leung               c/o Euro Tech Holdings Company Limited
                              18/F Gee Change Hong Centre
                              65 Wong Chuk Hang Road
                              Hong Kong

      Pearl Venture Ltd.      Columbus Centre Building
                              Wickhams Cay
                              Road Town, Tortola,
                              British Virgin Islands

      Regent Earning Ltd.     Wo Hing Commercial Building
                              11 Wing Wo Street, Room 101
                              Central Hong Kong

      Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

      During the past five years, no member of the Reporting Group (including the officers and directors of Pearl and Regent) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 5 of 9 Pages

      Mr. Leung is a citizen of Hong Kong. Pearl is a British Virgin Islands corporation. Regent is a Hong Kong corporation.

Item 3. Source and Amount of Funds or Other Consideration

      Upon the closing of Issuer's initial public offering in March 1997, Issuer issued 1,400,000 shares of its Common Stock for 1,000,000 shares of the Common Stock of Euro Tech (Far East) Ltd. ("Far East"), which constituted all of the capital stock of Far East. The business operations of Far East then and now constitute the principal operations of the Issuer. Pearl and Regent owned 266,000 and 734,000 shares of Far East's capital stock, respectively, and received, of record, proportionate numbers of shares of the Issuer's Common Stock (1.4 shares of the Issuer's Common Stock for each share of Far East). Following the Issuer's initial public offering, Mr. Leung received options to purchase 1,100,000 shares of the Issuer's Common Stock, exercisable at $4.00 (350,000) and $5.50 (750,000) per share. Those options are now exercisable.

      In July 1999 and through August 25, 1999, Mr. Leung has made open market purchases of the Issuer's Common Stock at prices ranging from $1.03 to $1.50 per share and has purchased an aggregate of 44,440 shares. Mr. Leung used personal funds to make these purchases.

Item 4. Purpose of Transactions

      Investment purposes.

Item 5. Interest in Securities of the Issuer

      At August 25, 1999, the aggregate number of shares held of record by members of the Reporting Group was 1,444,440 or approximately 69.8% of the Issuer's issued and outstanding shares of Common Stock. Giving effect to options owned by Mr. Leung to purchase 1,100,000 shares of the Issuer's Common Stock, the foregoing numbers of shares and percentage increases to 2,544,440 and 80.3%, respectively.

      Mr. Leung posses sole voting and dispositive power as to the 44,440 shares of the Issuer's Common Stock purchased in the open market by him and possesses sole dispositive power as to the options to purchase 1,100,000 shares of the Issuer's Common Stock.

      Regent and Pearl shared voting and dispositive power as to the shares of Common Stock owned of record by Regent (1,027,600 shares or 50% of the Issuer's Common Stock) and Pearl possesses sole voting and dispositive power of the 372,400 shares of Common Stock owned of record by it. When Pearl's record ownership is aggregated with its beneficial ownership in the shares held in the name of Regent, Pearl beneficially owns 1,400,000 shares or 67.7% of Issuer's Common Stock.


                               Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7. Material to be Filed as Exhibits

      Agreement among the Reporting Group to file a single Statement on Schedule 13D on behalf of each of them.


                               Page 7 of 9 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

Dated: August 26, 1999              /s/ T.C. Leung
                                    --------------------------------------
                                    T.C. Leung


                                PEARL VENTURE LTD.

Dated: August 26, 1999          By: /s/ K.T. Yeung
                                    --------------------------------------
                                    K.T. Yeung
                                    Title: Director


                                REGENT EARNING LTD.

Dated: August 26, 1999          By: /s/ Eddy Wong Shing Yue
                                    --------------------------------------
                                    Eddy Wong Shing Yue
                                    Title: Director


                               Page 8 of 9 Pages

                                     EXHIBIT

      The undersigned hereby agree as follows:

      WHEREAS, the undersigned may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Euro Tech Holdings Company Limited;

      NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: August 26, 1999              /s/ T.C. Leung
                                    --------------------------------------
                                    T.C. Leung


                                PEARL VENTURE LTD.

Dated: August 26, 1999          By: /s/ K.T. Yeung
                                    --------------------------------------
                                    K.T. Yeung
                                    Title: Director


                                REGENT EARNING LTD.

Dated: August 26, 1999          By: /s/ Eddy Wong Shing Yue
                                    --------------------------------------
                                    Eddy Wong Shing Yue
                                    Title: Director